

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Scott Absher
Chairman and Chief Executive Officer
Industrial Human Capital, Inc.
501 Brickell Key Drive, Suite 300
Miami, FL 33135-3250

> **Re: Industrial Human Capital, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on June 30, 2021**
> **File No. 333-255594**

Dear Mr. Absher:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Certain Relationships and Related Party Transactions, page 127

1.   We note your response to prior comment 2. Please expand your disclosure to disclose that A.G.P. will assist you in structuring and negotiating a definitive purchase agreement with respect to a business combination. We note the disclosure in Section 1 of your Business Combination Marketing Agreement filed as Exhibit 1.2. Please also revise the related disclosure on page 155 accordingly.

General

2.   We note your response to prior comment 1 and the revised disclosure that if a potential business combination arises that would be suitable for both you and ShiftPixy which gives

rise to a conflict of interest you anticipate the board of directors would recuse any conflicted members of your managing from taking any role in the consideration and retain appropriately qualified, non-conflicted personnel to advise you in accordance with the provisions of your amended and restated certificate of incorporation relating to transactions with affiliates. However, Section Sixth.I of your amended and restated certificate of incorporation only discusses a transaction in which you will enter into a business combination with an affiliate of ShiftPixy. Please revise to clarify whether your guidance with respect to potential business combinations suitable for both you and ShiftPixy will be included in any written policy and, if not included in any written policy, please revise your disclosure to state this clearly.

3.   We note your response to prior comment 3 but we are unable to locate the revised provision in the warrant agreement. We note your risk factor disclosure on page 65 and disclosure on page 137 state that the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly.

4.   We note your risk factor disclosure on page 67 and disclosure on page 141 state that the exclusive forum provision in your amended and restated certificate of incorporation will provide that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We further note that Article Tenth of your amended and restated certificate of incorporation states that the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums for claims brought under the Securities Act.
Please reconcile your disclosures or advise.

        You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Tahra Wright